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3-6

02018299

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
~~8-13191~~

8-28916

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2002
143
WASH. D.C.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MORRIS GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3950 PRIORITY WAY SOUTH
(No. and Street)

INDIANAPOLIS (City) INDIANA (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Simmons (317) 580-9440
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name — *if individual, state last, first, middle name*)

8465 KEYSTONE CROSSING, STE. 195 (Address) INDIANAPOLIS (City) INDIANA (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/20/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORRIS GROUP, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Morris Group Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Morris Group Inc., as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Morris Group Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 27, 2002

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Joseph G. Miller, Jr., C.P.A.
Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 ∘ INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 ∘ EMAIL pgpc@on-net.net

MORRIS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	16,618
Commissions receivable		729
Prepaid insurance		5,732
Investment – 300 warrants of the National Association of Securities Dealers, Inc., at cost		3,300
Total assets	$	26,379

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	8,911
Stockholder's equity:		
Common stock, authorized 1,000 shares no par, issued and outstanding 100 shares		1,000
Additional paid-in capital		6,100
Retained earnings		10,368
Total stockholder's equity		17,468
Total liabilities and stockholder's equity	$	26,379

See accompanying notes to financial statements.

MORRIS GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions and fees	$ 414,850
Interest and dividends	888
Total revenue	415,738
EXPENSES	
Salaries	22,000
Commissions	355,665
Legal and professional	2,612
Registrations and fees (net of reimbursements)	(1,630)
Insurance	10,086
Office supplies	1,915
Payroll taxes	2,173
Total expenses	392,821
Net income	$ 22,917

See accompanying notes to financial statements.

MORRIS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance at January 1, 2001	$ 1,000	$ 6,100	$ 6,202
Net income			22,916
Dividends paid			(18,750)
Balance at December 31, 2001	$ 1,000	$ 6,100	$ 10,368

See accompanying notes to financial statements.

MORRIS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Net cash flow from operating activities:		
Net income	$	22,917
Adjustments to convert net income to net cash flow from operating activities:		
Increase in commissions receivable		(448)
Decrease in prepaid insurance		(3,423)
Increase in accounts payable and accrued expenses		8,573
Net cash flow from operating activities		27,619
Net cash flow from financing activities:		
Cash dividends paid		(18,750)
Net increase in cash		8,869
Cash, beginning of year		7,749
Cash, end of year	$	16,618

See accompanying notes to financial statements.

MORRIS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Morris Group, Inc. was incorporated under the Indiana General Corporation Act, as amended, on October 22, 1982, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The company is registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

Accounting Method - The books of record are maintained on the accrual basis method of reporting for both financial statement purposes and income tax purposes.

Income taxes are not reflected in the financial statements because its stockholder has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code wherein the stockholder is taxed directly on the Company's income.

2. NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital under rule 15C3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the company. As of December 31, 2001, net capital as defined by the rules, equaled $8,104. The ratio of aggregate indebtedness to net capital was 110 percent. Net capital in excess of the minimum required was $ 3,104.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The company has not incurred any liabilities subordinated to claims of General Creditors since inception.

MORRIS GROUP, INC.
SUPPLEMENTARY SCHEDULES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Total ownership equity	$	17,468
Deduct - non-allowable assets		
Haircut on securities - money market account		(332)
Non – allowable assets		(9,032)
Net capital		8,104

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required - 6 2/3% of aggregate indebtedness of $5,000, whichever is greater		5,000
Excess net capital	$	3,104

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	8,911

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION PER UNAUDITED FOCUS IIA AND AUDITED COMPUTATION AS OF DECEMBER 31, 2001

Net capital:		
Per net capital computation	$	8,104
Per unaudited FOCUS IIA report		8,104
Difference	$	0

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Morris Group, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Morris Group, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.
Also, projection of any evaluation of them to future periods is subject to the risk that they

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Joseph G. Miller, Jr., C.P.A.
Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 ∘ INDIANAPOLIS, INDIANA 46240
(317) 257-4100 ∘ FAX (317) 205-7005 • EMAIL pgpc@on-net.net

may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Price + Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 24, 2002